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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   May 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Press Release: May 21, 2008
2. Material Change Report: May 21, 2008

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                                Yes ___   No <u>xxx</u>

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



May 21, 2008

Drilling returns 54.9 metres of 1.6 g/t gold and 53.3 metres at 1.47 g/t gold at San Antonio.

Pediment Exploration Ltd (PEZ-V, P5E-F, PEZFF-OTCBB) is pleased to report on recently received results from continuing drill programs at its 100% owned San Antonio project in Baja California Sur, Mexico. Pediment has now completed 120 reverse circulation and 20 core holes as part of its ongoing 2007/2008 drill program at San Antonio. Results are currently awaited for 24 reverse circulation and 16 core holes.   The company's main focus has been on identifying further mineralization at the Los Planes zone, where completing infill drilling at 25- and 50-metre spacing has been combined with exploratory step-out drilling. In addition, diamond drilling at Los Planes focused on "twinning" a number of RC holes. Drilling of the historic Las Colinas resource focused on the near surface up-dip oxide portion of the zone. Highlights of the latest results are presented below followed by a table of significant intersections from the holes.

Los Planes RC Drilling
Results have been received for an additional seven holes testing the western/down-dip, eastern/up-dip and northern/on-strike areas. Please click on the link below to see a current drill plan of the Los Planes zone including locations of holes referenced in this release.

Los Planes Drill Plan

Eastern/up-dip zone
Hole PLRC-92, located 75 metres east of hole PLRC-45 on line 39,700 north was drilled with a dip of -70 degrees to the east to a total depth of 165.2 metres. PLRC-92 intersected 54.9 metres of 1.62 grams of gold per tonne. Strong oxidation is observed from 6.7 to 73.6 metres where the mixed oxide-sulphide zone begins, but continuing with dominant oxide.

Western/down-dip zone
Hole PLRC-85, located 50 metres west of hole PLRC-43 on line 39,800 north, intersected 44 metres of 1.07 grams of gold per tonne in an upper interval and 54 metres of 0.62 grams of gold per tonne on a second interval at depth. Hole PLRC-84, located 50 metres west of hole PLRC-50 on line 39,700 north intersected 34 metres of 1.09 grams of gold per tonne.

Northern/on-strike zone
Hole PLRC-87 is located 50 metres west of hole PLRC-37 on line 40,000 north, intersected 53 metres of 1.47 grams of gold per tonne. Hole PLRC-88, located 50 metres west of hole PLRC-33 on line 40,000 north intersected 45.8 metres of 1.07 grams of gold per tonne extending the zone down dip.

Las Colinas Core Drilling
Las Colinas was drilled by Echo Bay in 1996 and 1997 intersecting significant gold mineralization. The Las Colinas holes reported in this release are located on the eastern side of Las Colinas and test the up-dip continuation of the west-dipping, gold-bearing cataclasite unit close to surface. Seven diamond holes were completed for this purpose at Las Colinas of which three are reported in the present release. Results for the remaining holes will be published when available. Holes LCDD-25, 26 and 27 all intersected shallow gold mineralization. Hole 26 had the most significant intercept with 51.95 metres containing 0.96 grams of gold per tonne; including 16.0 metres of 2.11 grams of gold per tonne. These holes extend the Las Colinas zone to the east and should be additive to the historic (non 43-101 compliant) resource and the results indicate an oxide zone up to 30 meters deep.

Table of results: San Antonio **May 21, 2008**

Drill_Hole	Zone	From_m	To_m	Length	Grade	mineralization
08PLRC-84	Los Planes	197.21	198.73	1.52	1.32	Sulphide
and		217.02	218.54	1.52	1.74	Sulphide
and		267.30	301.44	34.14	1.09	Sulphide
including		283.16	284.68	1.52	3.22	Sulphide
and		315.15	318.20	3.05	1.03	Sulphide
08PLRC-85	Los Planes	162.15	172.82	10.67	0.32	Mixed
and		183.49	227.69	44.20	1.07	Sulphide
and		233.78	287.71	53.93	0.62	Sulphide
including		242.93	244.45	1.52	3.98	Sulphide
08PLRC-87	Los Planes	47.85	49.38	1.52	1.34	Oxide
and		105.77	159.11	53.34	1.47	Sulphide
including		105.77	108.81	3.05	6.06	Sulphide
including		124.05	125.58	1.52	3.96	Sulphide
including		131.67	134.72	3.05	3.75	Sulphide
08PLRC-88	Los Planes	171.30	180.44	9.14	1.09	Sulphide
and		195.68	203.30	7.62	0.35	Sulphide
and		217.02	262.74	45.72	1.07	Sulphide
including		236.83	238.35	1.52	7.47	Sulphide
including		261.21	262.74	1.52	3.95	Sulphide
08PLRC-89	Los Planes	47.85	52.43	4.57	1.07	Oxide
08PLRC-90	Los Planes	218.54	220.07	1.52	1.64	Sulphide
and		227.69	232.25	4.57	0.51	Sulphide
08PLRC-92	Los Planes	38.71	93.57	54.86	1.62	Mixed
including		43.28	47.85	4.57	8.11	Oxide
including		66.14	67.67	1.52	3.79	Oxide
08LCDD-25	Las Colinas	10.05	28.00	17.95	0.71	
and		36.00	42.00	6.00	0.53	
08LCDD-26	Las Colinas	3.05	55.00	51.95	0.96	
including		11.00	13.00	2.00	3.24	
including		17.00	19.00	2.00	3.58	
08LCDD-27	Las Colinas	14.00	23.00	9.00	0.70	
and		56.00	71.00	15.00	0.50	

Other Activities at San Antonio

In addition to the ongoing drill program, the company completed its second large induced-polarization geophysical program, focusing on the area north of the Los Planes gold zone to generate additional drill targets. IP geophysics was widely used by Echo Bay during its exploration programs in the late 1990’s. IP successfully generated drill targets that led to the discovery of the Las Colinas historical resource. During 2007 Pediment conducted its first IP survey which found several areas of interest and facilitated drilling that discovered the Los Planes zone. Results for the latest IP survey will be reported when received.

Core drilling at Los Planes included a number of “twin” holes drilled near existing RC holes to provide additional structural and grade information. Portions of the core were used in composite samples of

oxide, mixed and sulphide material submitted to a metallurgical test facility. Results of these tests will be used to aid in economic modeling of the San Antonio project and will be reported when received. Additionally, assay results from core drilling provide confirmation of the grade and geometry of the Los Planes zone. The table below presents a comparison of the grade intervals for core hole 08PLDD-10 (the only one received to date) and nearby RC hole 07-PLRC-20. The grades of the two holes are in broad agreement indicating RC drilling presents an accurate picture of the zone.   Overall, the cumulative grade X width for the intersections below totals 247 gram-metres for the RC hole and 261 gram-metres for the core hole.

Grade Intervals: RC hole 07PLRC-20					Grade Intervals: New Core hole 08PLDD-10				
	From_m	To_m	Length	Grade		From_m	To_m	Length	Grade
	20.42	53.95	33.53	3.29		35.0	94.0	59.0	1.65
including	32.61	38.71	6.1	15.14	including	35	39.2	4.2	10.4
and	61.57	79.86	18.29	1.119					
and	87.48	172.82	85.34	1.371	and	106	185.0	79.0	2.08
including	145.39	151.49	6.1	5.26	including	164.0	174.0	10.0	4.04

Pediment is very pleased with the comparison twin drill results and continued strong drill intersections obtained at the San Antonio gold project, both at the Los Planes zone and at the Las Colinas historical resource. Drilling continues at San Antonio with additional holes planned for both zones, as well as any additional targets that may be defined by the recently-completed IP survey. Consultants independent to Pediment continue to work on an initial resource estimate for the Los Planes gold zone. They are expected to report in early June.

 Mel Herdrick, VP Exploration and Director, is a Qualified Person, as defined by NI 43-101 and has approved the information in this news release. Pediment is a well funded exploration company with plans to complete exploration drill testing of Los Planes and Las Colinas zones in 2008 as well as continued exploration in both the Baja and other projects in N W Mexico.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3
Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   **Date of Material Change**

May 21, 2008

Item 3   **News Release**

The news release was disseminated on May 21, 2008 by way of Stockwatch.

Item 4   **Summary of Material Change**

The Company reports on new results received from its drill program at the 100% owned San Antonio project in Baja California Sur, Mexico.

Item 5   **Full Description of Material Change**

5.1   **Full Description of Material Change**

The Company is pleased to report on recently received results from continuing drill programs at its 100% owned San Antonio project in Baja California Sur, Mexico. Pediment has now completed 120 reverse circulation and 20 core holes as part of its ongoing 2007/2008 drill program at San Antonio. Results are currently awaited for 24 reverse circulation and 16 core holes.   The company's main focus has been on identifying further mineralization at the Los Planes zone, where completing infill drilling at 25- and 50-metre spacing has been combined with exploratory step-out drilling. In addition, diamond drilling at Los Planes focused on "twinning" a number of RC holes. Drilling of the historic Las Colinas resource focused on the near surface up-dip oxide portion of the zone. Highlights of the latest results are presented below followed by a table of significant intersections from the holes.

Los Planes RC Drilling
Results have been received for an additional seven holes testing the western/down-dip, eastern/up-dip and northern/on-strike areas. Please click on the link below to see a current drill plan of the Los Planes zone including locations of holes referenced in this material change report.
Los Planes Drill Plan

Eastern/up-dip zone
Hole PLRC-92, located 75 metres east of hole PLRC-45 on line 39,700 north was drilled with a dip of -70 degrees to the east to a total depth of 165.2 metres. PLRC-92 intersected 54.9 metres of 1.62 grams of gold per tonne. Strong oxidation is observed from 6.7 to 73.6 metres where the mixed oxide-sulphide zone begins, but continuing with dominant oxide.

Western/down-dip zone
Hole PLRC-85, located 50 metres west of hole PLRC-43 on line 39,800 north, intersected 44 metres of 1.07 grams of gold per tonne in an upper interval and 54 metres of 0.62 grams of gold per tonne on a second interval at depth. Hole PLRC-84, located 50 metres west of hole PLRC-50 on line 39,700 north intersected 34 metres of 1.09 grams of gold per tonne.

Northern/on-strike zone
Hole PLRC-87 is located 50 metres west of hole PLRC-37 on line 40,000 north, intersected 53 metres of 1.47 grams of gold per tonne. Hole PLRC-88, located 50 metres west of hole PLRC-33 on line 40,000 north intersected 45.8 metres of 1.07 grams of gold per tonne extending the zone down dip.

Las Colinas Core Drilling

Las Colinas was drilled by Echo Bay in 1996 and 1997 intersecting significant gold mineralization. The Las Colinas holes reported in this material change report are located on the eastern side of Las Colinas and test the up-dip continuation of the west-dipping, gold-bearing cataclasite unit close to surface. Seven diamond holes were completed for this purpose at Las Colinas of which three are reported in the present material change report. Results for the remaining holes will be published when available. Holes LCDD-25, 26 and 27 all intersected shallow gold mineralization. Hole 26 had the most significant intercept with 51.95 metres containing 0.96 grams of gold per tonne; including 16.0 metres of 2.11 grams of gold per tonne. These holes extend the Las Colinas zone to the east and should be additive to the historic (non 43-101 compliant) resource and the results indicate an oxide zone up to 30 meters deep.

Table of results: San Antonio   **May 21, 2008**

Drill_Hole	Zone	From_m	To_m	Length	Grade	mineralization
08PLRC-84	Los Planes	197.21	198.73	1.52	1.32	Sulphide
and		217.02	218.54	1.52	1.74	Sulphide
and		267.30	301.44	34.14	1.09	Sulphide
including		283.16	284.68	1.52	3.22	Sulphide
and		315.15	318.20	3.05	1.03	Sulphide
08PLRC-85	Los Planes	162.15	172.82	10.67	0.32	Mixed
and		183.49	227.69	44.20	1.07	Sulphide
and		233.78	287.71	53.93	0.62	Sulphide
including		242.93	244.45	1.52	3.98	Sulphide
08PLRC-87	Los Planes	47.85	49.38	1.52	1.34	Oxide
and		105.77	159.11	53.34	1.47	Sulphide
including		105.77	108.81	3.05	6.06	Sulphide
including		124.05	125.58	1.52	3.96	Sulphide
including		131.67	134.72	3.05	3.75	Sulphide
08PLRC-88	Los Planes	171.30	180.44	9.14	1.09	Sulphide
and		195.68	203.30	7.62	0.35	Sulphide
and		217.02	262.74	45.72	1.07	Sulphide
including		236.83	238.35	1.52	7.47	Sulphide
including		261.21	262.74	1.52	3.95	Sulphide
08PLRC-89	Los Planes	47.85	52.43	4.57	1.07	Oxide
08PLRC-90	Los Planes	218.54	220.07	1.52	1.64	Sulphide
and		227.69	232.25	4.57	0.51	Sulphide
08PLRC-92	Los Planes	38.71	93.57	54.86	1.62	Mixed
including		43.28	47.85	4.57	8.11	Oxide
including		66.14	67.67	1.52	3.79	Oxide
08LCDD-25	Las Colinas	10.05	28.00	17.95	0.71	
and		36.00	42.00	6.00	0.53	
08LCDD-26	Las Colinas	3.05	55.00	51.95	0.96	
including		11.00	13.00	2.00	3.24	
including		17.00	19.00	2.00	3.58	
08LCDD-27	Las Colinas	14.00	23.00	9.00	0.70	
and		56.00	71.00	15.00	0.50	

Other Activities at San Antonio

In addition to the ongoing drill program, the company completed its second large induced-polarization geophysical program, focusing on the area north of the Los Planes gold zone to generate additional drill targets. IP geophysics was widely used by Echo Bay during its exploration programs in the late 1990's. IP successfully generated drill targets that led to the discovery of the Las Colinas historical resource. During 2007 Pediment conducted its first IP survey which found several areas of interest and facilitated drilling that discovered the Los Planes zone. Results for the latest IP survey will be reported when received.

Core drilling at Los Planes included a number of "twin" holes drilled near existing RC holes to provide additional structural and grade information. Portions of the core were used in composite samples of oxide, mixed and sulphide material submitted to a metallurgical test facility. Results of these tests will be used to aid in economic modeling of the San Antonio project and will be reported when received. Additionally, assay results from core drilling provide confirmation of the grade and geometry of the Los Planes zone. The table below presents a comparison of the grade intervals for core hole 08PLDD-10 (the only one received to date) and nearby RC hole 07-PLRC-20. The grades of the two holes are in broad agreement indicating RC drilling presents an accurate picture of the zone. Overall, the cumulative grade X width for the intersections below totals 247 gram-metres for the RC hole and 261 gram-metres for the core hole.

Grade Intervals: RC hole 07PLRC-20					**Grade Intervals: New Core hole 08PLDD-10**				
	From_m	**To_m**	**Length**	**Grade**		**From_m**	**To_m**	**Length**	**Grade**
	20.42	53.95	33.53	3.29		35.0	94.0	59.0	1.65
including	32.61	38.71	6.1	15.14	including	35	39.2	4.2	10.4
and	61.57	79.86	18.29	1.119					
and	87.48	172.82	85.34	1.371	and	106	185.0	79.0	2.08
including	145.39	151.49	6.1	5.26	including	164.0	174.0	10.0	4.04

Pediment is very pleased with the comparison twin drill results and continued strong drill intersections obtained at the San Antonio gold project, both at the Los Planes zone and at the Las Colinas historical resource. Drilling continues at San Antonio with additional holes planned for both zones, as well as any additional targets that may be defined by the recently-completed IP survey. Consultants independent to Pediment continue to work on an initial resource estimate for the Los Planes gold zone. They are expected to report in early June.

Mel Herdrick, VP Exploration and Director, is a Qualified Person, as defined by NI 43-101 and has approved the information in this material change report. Pediment is a well funded exploration company with plans to complete exploration drill testing of Los Planes and Las Colinas zones in 2008 as well as continued exploration in both the Baja and other projects in N W Mexico.

Caution regarding forward-looking statements

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding further drill results and activities at the San Antonio project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

May 21, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)

Date: May 27, 2008   By /s/ Gary Freeman
                                  Gary Freeman, President/CEO/Director